February 1, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Harley Ulster
Masonite International Corporation
1600 Britannia Road
Mississauga, Ontario, Canada
L4W 2J2

Re: 	Masonite International Corporation
Schedule 13E-3 filed January 19, 2005
File No. 005-43863

Dear Mr. Ulster:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 13E-3 FILED JANUARY 19, 2005

Comments applicable to your overall filing

1. We note that in connection with the proposed transaction you will cancel all of your outstanding deferred share units and restricted share units in consideration of $40.20 per unit. We further note that you did not include these securities in the transaction value for purposes of calculating your Commission filing fee. Please revise accordingly.

2. We note your disclosure on page 4 regarding your expectation that approximately 40 of your officers and employees will participate in the proposed transaction. Please consider whether any of these individuals, other than Executive Signatories, should be included as filing persons. Please advise us supplementally of your analysis.

3. Please provide us additional detail regarding who will own Masonite and Stile Holding after this transaction, with a view toward disclosure. We note from page 1 and page 55 that both Stile and Stile Holding are newly-formed entities that were created by KKR and its affiliates to carry out this transaction. As such, it appears that KKR and/or the private investment fund affiliated with KKR are also engaged in this transaction and should be filing persons on the
Schedule 13E-3. Please provide to us your detailed analysis in this regard. See Section II.D.3 of the Division of Corporation Finance`s
Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov ("Where the purchaser has created a merger subsidiary or other acquisition vehicle to effect the transaction, . . . the staff will `look through` the acquisition vehicle.") In your response, tell us whether the KKR affiliate who formed Stile Holdings is the same KKR affiliate who will provide the equity infusion discussed on page 33 of your circular. If not, please identify that affiliate and tell us the amount of the equity infusion and provide your analysis regarding whether this affiliate is engaged in the transaction and should be a filing person.

Item 3.  Identity and Background of Filing Person, page 4

4. Many of the biographies disclosed under this item do not provide the information required by Item 1003(c)(2) of Regulation M-A for the past five years. In this regard, we note the biographies of Messrs.
Morrison, Crossgrove, Beck, Eaton, McFarland, Rotman, Spears, Coghlin, Kohner, Rabe, Raether, Murphy, Nuttall, Olsen and Janetschek. Please revise accordingly.

Item 16.  Exhibits, page 13

5. Please file as an exhibit the form of Employee Rollover
Agreement
that will be entered into by officers and employees of your company that will participate in the proposed transaction, or explain why it has not been filed as an exhibit.

MANAGEMENT PROXY CIRCULAR FILED JANUARY 19, 2005

Comments applicable to your overall filing

6. We note the disclosure on page 19 that the board and special committee made their fairness determinations with respect to all of the company`s security holders, including affiliates, and "did not find it necessary to remove the Executive Signatories from the subject of their consideration"; however, Item 1014 requires you to provide a fairness determination with respect to the unaffiliated security holders only. In addition, it does not appear that the executive signatories provided their fairness determination with respect to the unaffiliated security holders only. In your letter to stockholders and elsewhere in your document where you state that the proposed transaction is fair to stockholders, please revise to indicate whether the board, special committee and executive signatories believe that the proposed transaction is substantively and procedurally fair to the unaffiliated security holders. See Item
1014(a) of Regulation M-A.

7. In your letter to stockholders, please identify the officers and employees of your company who are participating in the proposed transaction and their positions.

Summary of Circular, page 1

8. Please revise to describe KKR and provide additional information regarding the business of Stile Holding.

9. Please expand your disclosure to explain that your stockholders, other than the officers and employees of your company who will participate in the proposed transaction, will be giving up their ownership interest in your company.

10. Please discuss the ramifications to your company should the proposed transaction not be completed, whether as a result of your stockholders not voting to approve the proposed transaction, the Superior Court of Justice (Ontario) not approving the proposed transaction or otherwise.

Vote Required for the Arrangement, page 1

11. We note that approval of the proposed transaction requires a majority of the votes cast by stockholders, excluding the votes cast in respect of common shares held by senior management because of their interest in the proposed transaction. We further note that officers and employees of your company, other than senior management, will have an interest in the proposed transaction. Please disclose this fact here and clarify why the common shares held by these individuals were not similarly excluded.

Rights of Dissent, page 6

12. Please briefly note that dissenting stockholders must submit their demand for appraisal before the vote on the proposed transaction.


Information Contained in this Circular, page 10

13. It is inappropriate to disclaim responsibility for statements made in your document. Please revise the last sentence of the first paragraph of this section and the introduction in the Schedule
13E-3
accordingly.

Background to and Fairness of the Arrangement, page 15
History of Discussions between Masonite and KKR, page 15

14. Please revise this section to identify all individuals present at each meeting. For example, which members of management attended the
October 20, 2004 meeting?

15. Please revise to disclose the process by which the special committee chose Merrill Lynch as its financial advisor, as required by Item 1015(b)(3) of Regulation M-A. We note that Merrill Lynch has been engaged by the affiliates and KKR in the past. Provide us additional information regarding the special committee`s knowledge of these prior engagements at the time it selected the financial advisor. For example, clarify whether the special committee was aware of this conflict of interest at the time it selected Merrill.
Clarify whether the special committee considered engaging any other financial advisors and whether any of the other financial advisors had this conflict of interest. If not, clarify why the special committee chose Merrill over other advisors.

16. Please revise pages 23-24 to provide the information required by
Item 1015(b)(4) of Regulation M-A, including disclosure of compensation for received in the past two years and more detailed disclosure of the consideration to be received in this transaction.
In this regard, provide a reasonable estimate of the fee (if any) expected to be paid to Merrill Lynch based on the transaction value above C$40.20 per share. Also revise to disclose the criteria, or lack of criteria, whether or not formalized in writing, the board will use to determine whether pay Merrill Lynch an additional $1 million. Disclose whether the board has made a determination in this regard, or when it plans to make this determination.

17. Please revise to provide a more detailed discussion of the transactions for which Merrill Lynch had been engaged by KKR and the affiliates. Tell us the amount of consideration that has been paid or is to be paid to Merrill Lynch by these persons. In addition, please revise to disclose what consideration the board and special committee gave to this apparent conflict of interest in reaching their fairness determinations.

18. We note your disclosure regarding Scotia Capital. Please describe with greater specificity your relationship with Scotia Capital, before and following the initiation of negotiations with KKR, and its involvement in your negotiations with KKR. In addition, please disclose whether you had any agreements or other arrangements with Scotia Capital.

19. Your discussion of the background does not appear to discuss the negotiation of the material terms of the combination agreement, other than price and termination fee. Please expand your disclosure to discuss the negotiation of the other material terms of the combination agreement. For example, discuss the negotiations regarding the fiduciary out provisions, upon which you state the special committee decided to "focus considerable attention."

20. We note that you did not seek other offers or commence an auction process. It also appears that you did not consider any other alternatives to the proposed transaction. Please explain why you did not pursue other alternatives.

21. Please explain why Mr. Orsino had doubts as to the feasibility of a transaction with KKR in March 2004. In this regard, we note that these doubts led to the termination of your negotiations with KKR at that time.

22. Please provide the date on which KKR communicated its revised proposal in July 2004. In addition, please describe the events that occurred between the date of this proposal and August 30, 2004.

23. Please explain why KKR`s preliminary valuation indicating a share price between C$40.00 and C$42.00 was deemed acceptable to initiate renewed negotiations with KKR. In addition, please explain whether there were any other factors that led Mr. Orsino to believe that a transaction was achievable and why it was advisable to continue with the negotiations at that time.

24. Please explain how KKR determined its offering price range of C$40.00 to C$42.00 in July 2004. In addition, please explain how KKR determined its offering prices of C$39.44 at December 15, 2004 and C$40.00 at December 18, 2004, including how it determined the per share premium.

25. Please describe with greater specificity the preliminary analysis of the proposed transaction provided by your financial advisor at the
December 14, 2004 meeting of the special committee. In addition, please describe with greater specificity the meeting of the special committee on December 19, 2004 during which your financial advisor updated the special committee regarding its ongoing analysis of the proposed transaction.

26. Please describe with greater specificity the meetings of the board and special committee that took place on December 20, 2004 and
December 21, 2004.

27. Please disclose whether Mr. Orsino participated in the December
18, 2004 meeting of the board regarding the determination that C$40.00 per common share was supportable. In addition, please disclose whether the special committee made a similar determination and, if not, why.

28. We note that the board determined to propose a price of C$43.50 per share and that KKR advised you that it would not pay more
C$40.00
per share, which the board accepted. Please explain why the board accepted the lower price.

Position of the Board and the Special Committee as to Fairness,
page
18

29. Please revise this section to separately discuss the factors considered by the board and special committee in making its fairness determination. Furthermore, please expand the factors to explain how they support the decision to approve the transaction. Vague statements of topics, such as "their understanding of the Company and its industry and their assessment of the future prospects of the Company" in the first bullet point is not sufficient. Instead, briefly explain what the special committee analyzed in relation to the company`s financial condition, its prospects, etc., and how this information contributed to the special committee`s decision to recommend the offer.

30. Please explain the consideration the board and special committee gave to the fact that your financial advisor provided its opinion with respect to all of your stockholders, rather than solely with respect to your unaffiliated stockholders.

31. Please advise us as to the basis for your selection of the share price comparison measurements. In this regard, we note that for the
60-day comparison you used the weighted-average trading price, for the 52-week comparison you used the intraday low price and for the last trading day before the announcement of the proposed transaction you used the closing price.

32. The factors set forth in Instruction 2 to Item 1014 of Regulation
M-A are generally relevant to the fairness of the consideration offered in a going private transaction. We note that the special committee considered the per share book value and appears to have considered the going concern value of your company, but you do not explain its determination as to the relevance of these factors in its fairness determination. Please address these factors, as well as historical market value, or explain why they are not relevant. In addition, if the board has not performed any of the analyses on their own, such as the going concern analysis, then they may adopt the analysis of another party or explain why that analysis is not relevant to a determination of fairness. We note a reference on page
19 that implies that the board adopted the special committee`s analyses, but we are unable to locate a definitive statement to that effect.

33. Please explain the nature of the fairness determination to be made by the Superior Court of Justice (Ontario).

34. Please state whether the board and the special committee believe that the transaction is procedurally fair to unaffiliated stockholders despite the lack of the procedural safeguards listed in
Items 1014(c) and (d) of Regulation M-A.

Opinion of Merrill Lynch, page 19

35. Please provide the information required by Item 1015(b)(5) of Regulation M-A.

36. We note that the financial advisor has assumed that the final agreement will be in substantially similar form as the agreement reviewed by the financial advisor in connection with providing its opinion. Clarify how the agreement changed subsequent to review by the financial advisor and indicate whether the changes were material.

Masonite`s Financial Models and Projections, page 24

37. While it may be acceptable to include qualifying language concerning subjective analysis, it is inappropriate to disclaim responsibility for statements made in the document. Revise the second paragraph of this section to eliminate the disclaimers.

Position of the Executive Signatories as to Fairness, page 25

38. The Executive Signatories must discuss the material factors on which the determination of substantive fairness to unaffiliated stockholders is based. At a minimum, they should address all applicable factors listed in Instruction 2 to Item 1014 of Regulation
M-A, including going concern value. To the extent the Executive Signatories relied on the financial advisor`s analysis and did not perform their own analysis, they must specifically adopt the financial advisor`s analysis. Please revise accordingly. Please refer to Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981). Similar disclose should be provided for Stile and
Stile Holding.

39. It does not appear that the Executive Signatories` procedural fairness determination has addressed the procedural safeguards in
Item 1014(c) and (d) of Regulation M-A. If these procedures are not present, please disclose why the Executive Signatories believe the transaction is procedurally fair despite the lack of these safeguards. Please refer to Question and Answer No. 21 in Exchange
Act Release 17719 (April 13, 1981). Similar disclose should be provided for Stile and Stile Holding.

Reasons for the Arrangement, page 28

40. In order to provide balanced disclosure, please identify any factors considered by the board and special committee that did not support approval of the proposed transaction. Please ensure that any detrimental effects on your company, its affiliates and unaffiliated stockholders are discussed and quantified to the extent practicable.
See Instruction 2 to Item 1013 of Regulation M-A.

41. We note that one reason you cite for engaging in the going private transaction is that you will realize cost savings by no longer being a public entity. This reason is also cited by the Executive Signatories, Stile and Stile Holding. We further note that one of the plans for your company following the closing of the proposed transaction is to issue debt securities in the public markets, which will likely result in your company being subject to the Commission`s reporting requirements. Please reconcile.

42. Please describe with grater specificity the capital sources that
Stile and Stile Holding may access and how these sources are superior to sources available to you. Please balance this discussion by discussing the significantly higher leverage resulting from the proposed transaction and how this level of leverage will impact the availability of capital to your company in the future.

Particulars of the Arrangement, page 29
Interests of Directors and Senior Officers in the Arrangement,
page
30

43. Please disclose the effect of the proposed transaction on each affiliate`s interest in the net book value and net income of your company in both dollar amounts and percentages. See Instruction 3 to
Item 1013 of Regulation M-A.

44. Please quantify the payments to be made to senior management in order to cash out the RSUs and DSUs under the plan of arrangement.

Sources of Funds for the Arrangement, page 32

45. Please state whether there are any alternative funding plans in place in the event the current funding plan falls through.

Expenses, page 34

46. Please reconcile your disclosure under this subheading with your disclosure under Item 10 in the Schedule 13E-3 regarding the expenses of the proposed transaction. Disclose the itemized expenses in the circular.

Certain Canadian Federal Income Tax Considerations, page 41
Certain United States Federal Income Tax Considerations, page 43

47. Revise the headings of these sections and the associated disclosure to clarify that you have summarized all the material federal tax consequences of the transaction for the company, the affiliates and the unaffiliated security holders, or revise the document to do so. See Item 1013(d) of Regulation M-A. Eliminate any reference to the summary are "of a general nature only." Security holders are entitled to rely on your disclosure. While you may recommend that security holders consult their own tax advisors regarding the federal tax consequences of the transaction to them based on their particular situation, you may not urge them or tell them they should consult a tax advisor. Revise the bold disclosure on page 43 accordingly.

Purchase and Sales of Common Shares, page 58

48. Please advise us as to whether the repurchases made between July
21, 2004 and July 29, 2004 for an average purchase price of C$31.52 occurred before or after you renewed negotiations with KKR regarding a possible acquisition with a price range of C$40.00 to C$42.00 per share.

*		*		*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons, including the company and its management, are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the filing persons, including the company, acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at
(202) 942-2842, Abby Adams, Special Counsel in the Office of Mergers and Acquisitions, at (202) 942-1881, or the undersigned at (202) 942-
1950 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Scott C. Nuttall
Stile Acquisition Corp.
Stile Holding Corp.
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

James C. Morphy
Keith A. Pagnani
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Gary I. Horowitz
Marni J. Lerner
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017



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Harley Ulster
February 1, 2005
Page 1 of 10


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE